ROIVANT SCIENCES LTD.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

February 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Roivant Sciences Ltd.
Registration Statement on Form S-1
File No. 333-262798

Ladies and Gentlemen:

Reference is made to the request for acceleration filed by Roivant Sciences Ltd. as correspondence via EDGAR on February 24, 2022 with respect to its registration statement on Form S-1 (File No. 333-262798), as amended (the “Registration Statement”). The Company is no longer requesting that the Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration of the effective date.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com or Stephen Byeff of Davis Polk & Wardwell LLP at (212) 450-4715 or stephen.byeff@davispolk.com with any questions you may have concerning this request.

Very truly yours, ROIVANT SCIENCES LTD.

By:	/s/ Matt Maisak
Matt Maisak
Authorized Signatory